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                                                                    EXHIBIT 99.2
                             PIEDMONT BANCORP, INC.
               Supplement to Proxy Statement dated March 1, 2000

                        NATIONAL COMMERCE BANCORPORATION
            Prospectus Supplement to Prospectus dated March 1, 2000


     This document is furnished to you as a supplement to the Proxy Statement/Prospectus provided you on or about March 3, 2000 in connection with the proposed merger of Piedmont Bancorp, Inc. into National Commerce Bancorporation and the special meeting of shareholders of Piedmont to be held March 31, 2000 to approve such merger. The purpose of this document is to provide you with additional information relating to NCBC and the merger that you might consider important in determining how to vote your shares of Piedmont common stock on the proposed merger at the special meeting.

     On March 20, 2000, NCBC announced that it had entered into a definitive agreement to merge with CCB Financial Corporation. CCB, based in Durham, North Carolina, is an $8.2 billion asset New York Stock Exchange-listed bank holding company which operates 208 branches in North Carolina and South Carolina. CCB's Trust and Investment Management division has 16 offices in North and South Carolina, Virginia and Florida. You may find additional information about CCB on its Web site at http://www.ccbonline.com. The information and other content contained on CCB's website is not a part of this Proxy Statement/Prospectus.

     The following table sets forth certain summary pro forma financial information for NCBC as if the NCBC/CCB merger had occurred on January 1, 1997. Pro forma information is not indicative of future financial performance.

                                              1997                  1998                      1999
                                      --------------------  ---------------------  --------------------------
                                                   (Dollars in thousands, except per share data)
     Total assets                              $12,051,493            $13,830,644              $14,992,471
     Deposits                                  $ 9,429,099            $10,654,750              $11,212,925
     Net interest income                       $   472,171            $   525,760              $   568,590
     Net income                                $   167,878            $   209,232              $   258,057(1)
     Earnings per share-basic                  $       .83            $      1.03              $      1.26(1)
     Earnings per share-diluted                $       .81            $      1.01              $      1.24(1)

     --------
     (1)  Includes a net of $31 million of non-recurring pre-tax income ($19 million after tax) related to a $33 million pre-tax gain on the sale of credit card receivables and $2 million for non-recurring pre-tax merger related expenses. Pro forma 1999 earnings per share-diluted would have been approximately $1.15 excluding the non-recurring items.

     Under the CCB merger agreement, CCB shareholders will receive 2.45 shares of NCBC common stock for each share of CCB common stock they own. The merger is intended to be a tax-free reorganization for federal income tax purposes and is intended to be accounted for as a pooling-of-interests.

     Based on the closing price of the NCBC common stock on the Nasdaq Stock Market's National Market on March 17, 2000, the transaction value per share of CCB common stock is $48.23, a premium of approximately 25% over the closing price of the CCB common stock on the New York Stock Exchange on March 17, 2000. At the 2.45 exchange ratio, and based on the number of shares of CCB and NCBC currently outstanding, if the merger is completed CCB shareholders will own approximately 47% of the outstanding common stock of the combined company, while NCBC shareholders will own approximately 53%.

     The combined company will retain the name "National Commerce Bancorporation" and will be headquartered in NCBC's corporate headquarters in Memphis, Tennessee. The operations headquarters of the combined company will be in Durham, North Carolina. The combined company expects to operate under the CCB brand name in the Carolinas and under the NCBC brand names in all markets outside the Carolinas.

     The Board of Directors of the combined company will consist of 20 members. Initially, 10 members will be historical NCBC directors and 10 members will be historical CCB directors. For a period of two years following consummation of the merger, vacancies on the Board of Directors will be filled so as to preserve the equal representation.
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     Thomas M. Garrott, chairman and chief executive officer of NCBC, will be the chairman of the board of directors and chairman of the executive committee of the combined company. Ernest C. Roessler, chairman and chief executive officer of CCB, will be the president and chief executive officer of the combined company. Messrs. Garrott and Roessler will co-head the transition team that will manage the integration of the companies. Other senior managers will include:

        Name                     Current Position                    New Position
--------------------     -------------------------------     ----------------------------

William R. Reed, Jr.     Vice Chairman - NCBC                Chief Operating Officer

Sheldon M. Fox           Chief Financial Officer - CCB       Chief Financial Officer

J. Scott Edwards         Executive Vice President - CCB      Chief Administrative Officer

Lewis E. Holland         Chief Financial Officer - NCBC      President of Financial
                                                             Enterprises

                                                             Executive Vice President for
David T. Popwell         Executive Vice President - NCBC     Mergers and Acquisitions


                                                             President of Carolina,
Richard L. Furr          Executive Vice President - CCB      Virginia and West Virginia
                                                             Banks


     The senior management of each of CCB and NCBC believes that the combined company, including the Piedmont locations, will have the largest deposit market share of any bank in the Research Triangle area of North Carolina and will be among the top three in terms of deposits in the Triad area of North Carolina, consisting of Winston-Salem, High Point and Greensboro, and in Memphis, Tennessee. They believe that the business model of the combined company will provide increased geographic and revenue diversification. Both institutions are ranked by U.S. Banker magazine as being among the top ten performing banks in the country. NCBC's core competency is in retail banking, particularly in-store supermarket banking. CCB's core competency is high growth commercial banking. Both institutions have diversified into non-bank businesses that diversify revenues and enhance earnings growth.

     The companies have estimated that following the merger they will reduce operating expenses by approximately $50 million, representing approximately 12% of their combined operating expenses. NCBC and CCB senior management believe that because of their contiguous geographic franchises, merger integration risk will be mitigated.

     The merger was unanimously approved by the Boards of Directors of both NCBC and CCB. The merger is conditioned upon standard regulatory approvals and approval by the shareholders of both companies. Management of the companies expects the merger to close in the third quarter of 2000.

     Your vote continues to be important. A new proxy card is provided with this supplement for your use if you desire to change your vote. If you have already voted, you may change your vote by returning the new proxy card in the enclosed postage prepaid envelope. In order to change your vote, your new proxy card must be received prior to the time your existing proxy is exercised at the Piedmont special meeting scheduled for 9:00 a.m. on March 31, 2000. If your shares are held in "street name" and you have already instructed your broker how to vote, you may change your vote by following the instructions of your broker. If you have voted and don't change your vote in accordance with these instructions, then your vote as originally cast will be counted. You may obtain additional information about the process of changing your vote or submitting a new proxy card by contacting Regan & Associates, Inc., Piedmont's proxy solicitation firm, at 1-800-737-3426.

     Piedmont's Board of Directors continues to believe that the merger is in the best interests of its shareholders and continues to unanimously recommend voting FOR approval of the merger agreement between Piedmont and NCBC and the transactions provided for in the merger agreement.

     This supplement to the proxy statement/prospectus is dated March 23, 2000 and was mailed to Piedmont shareholders on or about March 23, 2000.

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                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of NCBC or Piedmont. All statements in this supplement to proxy statement/prospectus and the documents incorporated by reference to the proxy statement/prospectus that are not historical facts or that express expectations and projections with respect to future matters are "forward-looking statements" for the purpose of the safe harbor provided by the Reform Act. We caution readers that such "forward-looking statements," including, without limitation, those relating to future business initiatives and prospects, revenues, working capital, liquidity, capital needs, interest costs and income, wherever they occur in this document or in other statements attributable to NCBC, Piedmont or both NCBC and Piedmont, are necessarily estimates reflecting the best judgment of NCBC or Piedmont.
Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the "forward-looking statements." "Forward-looking statements" should, therefore, be considered in light of various important factors, including those set forth in this supplement to proxy statement/prospectus. Important factors currently known to management of NCBC or Piedmont that could cause actual results to differ materially from those in "forward-looking statements" include significant fluctuations in interest rates, inflation, economic recession, economic conditions in the markets served by NCBC, CCB and Piedmont, significant changes in the federal and state legal and regulatory environment, significant under-performance in NCBC's, CCB's or Piedmont's portfolio of outstanding loans, competition in NCBC's, CCB's and Piedmont's markets, inability to complete the proposed merger of CCB into NCBC, inability to achieve a significant reduction in operating expenses after the merger of CCB into NCBC, and an inability to successfully integrate CCB and NCBC. Other factors set forth from time to time in NCBC's and Piedmont's filings with the SEC should also be considered. NCBC and Piedmont undertake no obligation to update or revise "forward-looking statements" to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

                 INCORPORATION OF DOCUMENTS FILED WITH THE SEC

     The SEC allows NCBC and Piedmont to "incorporate by reference" in this supplement to proxy statement/prospectus the information each company files with the SEC, which means:

     . incorporated documents are considered part of this supplement to proxy statement/prospectus;

     . NCBC and Piedmont can disclose important information to you by referring you to those documents; and

     . information that NCBC and Piedmont file with the SEC will automatically update and supersede the information in this supplement to proxy statement/prospectus and information that was previously incorporated.

     NCBC incorporates by reference the documents listed below which were filed with the SEC under the Exchange Act:

     (1) NCBC's Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 26, 1999;

     (2) NCBC's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999, filed on May 7, 1999, for the quarter ended June 30, 1999, filed on August 13, 1999, and for the quarter ended September 30, 1999, filed on November 9, 1999; and

     (3)  NCBC's Current Report on Form 8-K filed on March 21, 2000; and

     (4) The description of NCBC Common Stock contained in the Registration Statement on Form S-8 (Registration No. 33-38552), filed on January 11, 1991.

     Piedmont incorporates by reference the documents listed below which were filed with the SEC under the Exchange Act:

     (1) Piedmont's Annual Report on Form 10-K for the year ended June 30, 1999, filed on September 28, 1999;

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     (2)  Piedmont's Quarterly Reports on Form 10-Q for the quarter ended
          September 30, 1999, filed on November 15, 1999 and for the quarter ended December 31, 1999, filed on February 14, 2000; and

     (3)  Piedmont's Current Report on Form 8-K filed on February 11, 2000.

     (4) The following sections of Piedmont's 1999 Annual Report to Shareholders which accompanied the proxy statement/prospectus:
          "Selected Financial Data" on page 2; "Management's Discussion and Analysis" on pages 7 through 22 and "Quarterly Financial Data (Unaudited)" on page 44.

     NCBC also incorporates by reference each of the following documents that it will file between the date of this document and the date of the special meeting:

     .    Reports filed under Section 13(a) and (c) of the Exchange Act;

     . Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders meeting; and

     .    Any reports filed under Section 15(d) of the Exchange Act.

     This supplement proxy statement/prospectus incorporates certain NCBC and Piedmont documents by reference which are not presented herein or delivered herewith. Copies of the documents (other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into such documents) are available without charge to any person, including any beneficial owner, to whom this supplement to proxy statement/prospectus is delivered, upon written or oral request, with respect to documents that relate to NCBC, from Lewis E. Holland, Vice Chairman, Treasurer and Chief Financial Officer, National Commerce Bancorporation, One Commerce Square, Memphis, Tennessee 38150; Telephone No.
(901) 523-3242, and, with respect to documents that relate to Piedmont, from Thomas W. Wayne, Treasurer, Vice President and Chief Financial Officer, Piedmont Bancorp, Inc., 260 South Churton Street, Hillsborough, North Carolina, 27278-2507; Telephone No. (919) 732-2143.